InterOil Sets Fourth Quarter and Annual Financial Results 2013 Conference Call Date

PORT MORESBY, Papua New Guinea and SINGAPORE, March 24, 2014 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) announced that it will release financial and operating results for the fourth quarter and full year of 2013 before the market opens for trading on Monday, March 31, 2014 with full text of the news release and accompanying financials available on the company's website at www.interoil.com. A conference call will be held on Monday, March 31, 2014, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company's outlook.

The conference call can be heard through a live audio web cast on the company's website at www.interoil.com or accessed by dialing (612) 332-0107. A replay of the broadcast will be available soon afterwards on the website.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea and the surrounding region. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, exploration licenses covering about 16,000sqkm (4 million acres), Papua New Guinea's only oil refinery, and retail and commercial petroleum distribution facilities throughout the country. The company employs more than 1100 people and has its main offices in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore
Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil
John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663